Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

ARP Pay & Benefits Survey – Q&A

May 3, 2013

What are the specifics in the MOUs for each union group? We have not communicated the specifics for each of the MOUs, however that information may be found through the union websites.

What are the actual terms of the Profit Sharing Plan?

The current American plan anticipates a potential profit sharing pool equal to 5 percent of American’s pre-tax earnings beginning at the first dollar of American’s pre-tax earnings to be distributed to participating employees based on eligible earnings. Due to American’s unionized workgroups electing upon the merger close to forego participating in the Profit Sharing Plan in order to increase other items such as pay, the profit sharing pool will be appropriately reduced in size due to the unionized workgroups opting out, with the remaining profit sharing pool for the eligible employee workgroups remaining in the Profit Sharing Plan.

Remaining funds from the profit sharing pool will be distributed equitably to all participating employees based on each employee’s eligible earnings. It is important to note that a 5% profit sharing plan does NOT mean a participating employee will receive 5 percent of his/her earnings as profit sharing.

Profit sharing payments are made annually in March based upon American’s profitability in the previous calendar year. For example, any 2014 profit sharing award would be paid in March 2015.

Which workgroups have already opted out of the Profit Sharing Plan? Pilots (APA), Flight Attendants (APFA) and all seven workgroups covered by the TWU.

Who would receive the Customer Contact Premium?

Everyone in the ARP workgroup on active U.S. payroll would receive this premium. Airport Agents, Premium Services Representatives, Reservations Representatives and our Weight and Balance Planners.

Why is the premium pay included in option A called a “Customer Contact” premium?

In general, the ARP workgroup has contact with customers, or completes functions that support our customers’ experiences.

When is the Customer Contract Premium paid? When is it not paid? The premium would apply for all hours paid (versus all hours “worked”), including vacation and sick leave benefit pay.

How are we benefiting from the gains of a merger if we have to relinquish Profit Sharing to receive a raise?

The MOUs the unions negotiated accomplished two things: 1) traded profit sharing (which is deferred and contingent pay) for immediate changes to pay and/or benefits, and 2) made other changes to pay/benefits in recognition of the anticipated benefits of the merger. Had the unions not chosen to eliminate profit sharing, their immediate changes to pay and/or benefits would not have been as substantial.

Based upon previous feedback we received from the ARP group, we thought there may be a desire, similar to the other workgroups, to trade profit sharing for larger immediate changes to pay and/or benefits and so we built that concept into Scenarios A and C. In Scenario B, Profit Sharing remained, but the immediate changes to pay and/or benefits are less substantial since the more significant changes in the other two options are funded by the elimination of profit sharing. By participating in the survey, you have the opportunity to let us know if you prefer profit sharing or if you would rather eliminate profit sharing in exchange for other larger improvements in other areas.

Your thoughts on potential changes to pay/benefits are important. The unions preferred the certainty of pay increases and other immediate benefits, rather than the uncertainty of at-risk pay, like profit sharing, which is dependent on the company’s profitability.

Is .73% of an employee’s eligible earnings potentially paid in Profit Sharing a fixed percentage? No the .73% is not a fixed rate. That is simply a projection of what the percentage would be assuming $500 million in pre-tax profits. The percentage would be a higher percentage if the actual profits were higher. So, for example, if we earned $1 billion in pre-tax earnings, we could expect an estimated Profit Sharing payment of 1.46% of an employee’s eligible earnings.

Why would we make changes when the merger is closed if we know at some point we’ll likely have changes once we’re fully integrated? As it will take time to fully integrate the various work groups throughout the merger process, the goal is to provide the opportunity for all employees to immediately share in some of the anticipated value created by the merger.

Why do you indicate the $.30 as “customer contact pay” and does everyone get it? What’s the difference between this and adding to our base pay?

The Customer Contact pay in scenario A is a premium pay that all ARP employees would receive. The premium would be given for all hours “paid,” including Sick and Vacation time. It is a premium applied to an employee’s hourly rate, and not part of base pay, similar to other types of premium pay at the company.

The above descriptions of the various options with respect to pay do not constitute a plan and may be amended or modified by the company at any time. The Profit Sharing Plan is an incentive pay arrangement and is not an employee benefit plan and any right to a payment is a right contingent upon all requirements being satisfied. Nothing contained herein creates in any employee the right to receive any certain benefit or pay describe above, in the survey or in the attached letter.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.